

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Kin Sun Sze-To
Chief Executive Officer
Plastec Technologies, Ltd.
c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road
Kwun Tong, Kowloon, Hong Kong

> **Re: Plastec Technologies, Ltd.**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 000-53826**

Dear Kin Sun Sze-To:

We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 46

1. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3.   We note that your disclosures pursuant to Item 16I(b) use terms such as "our" or "our company." It is unclear from the context of these disclosures whether these terms are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to Plastec Technologies, Ltd., a Cayman Islands exempted company. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the following information:

- With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
- With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

4.   We note your submission pursuant to Item 16I(a) and your disclosure pursuant to Item 16I(b)(3) address ownership or control by "governmental entities in China." However, we note your definition of China on page 3 of your Form 20-F distinguishes between mainland China and Hong Kong. Please supplementally tell us the ownership by governmental entities in Hong Kong as well as mainland China.

5.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Austin Pattan at (202) 551-6756 or Jennifer Thompson at (202) 551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Jeffrey M. Gallant